Exhibit 99.2

Interim Financial Report

for the six-month period

ended 30 June 2026

(Unaudited)

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 employees based in more than 40 countries worldwide. For 2025, our reported revenue was 59.3 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2025 audited consolidated financial statements and these unaudited condensed consolidated interim financial statements as at 30 June 2026.

In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”. These unaudited condensed consolidated interim financial statements are reported in millions, indicated as “m”, unless stated otherwise.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The table below presents the components of our operating income and operating expenses.

	$		$		$		$
For the six-month period ended 30 June Million US dollar	2026		%		2025		%

Revenue¹		31 927		100%		28 632		100%
Cost of sales		(13 702)		43%		(12 602)		44%
Gross profit		18 225		57%		16 029		56%

SG&A		(9 917)		31%		(8 812)		31%
Other operating income/(expense)		369		1%		383		1%
Normalized profit from operations (Normalized EBIT)		8 677		27%		7 601		27%

Non-underlying items		14		-		(94)		-
Profit from operations (EBIT)		8 691		27%		7 506		26%

Depreciation, amortization and impairment		2 698		8%		2 555		9%
Non-underlying impairment		58		-		26		-
EBITDA		11 448		36%		10 087		35%

Normalized EBITDA		11 375		36%		10 156		35%
Underlying profit		4 314		14%		3 556		12%
Profit attributable to equity holders of AB InBev		6 314		20%		3 824		13%

The table below presents the components of our key cash flow figures.

	$		$
For the six-month period ended 30 June Million US dollar	2026		2025

Operating activities
Profit		7 061		4 568
Interest, taxes and non-cash items included in profit		4 459		5 736
Cash flow from operating activities before changes in working capital and use of provisions		11 520		10 304

Change in working capital		(2 355)		(3 655)
Pension contributions and use of provisions		(158)		(278)
Interest and taxes (paid)/received		(3 866)		(3 801)
Dividends received		101		135
Cash flow from operating activities		5 241		2 704

Investing activities
Net capex		(1 360)		(1 350)
Sale/(acquisition) and others related to subsidiaries, net of cash		(757)		(4)
Proceeds from sale/(acquisition) of other assets		310		47
Cash flow from/(used in) investing activities		(1 807)		(1 306)

Financing activities
Net (repayments of) / proceeds from borrowings		246		68
Dividends paid		(2 596)		(3 147)
Share buyback		(1 301)		(1 901)
Payment of lease liabilities		(364)		(354)
Derivative financial instruments		(319)		114
Sale/(acquisition) of non-controlling interests		(3 389)		(314)
Other financing cash flows		219		(303)
Cash flow from/(used in) financing activities		(7 505)		(5 837)

Net increase/(decrease) in cash and cash equivalents		(4 071)		(4 438)

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customer.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the six-month periods ended 30 June 2026 and 2025 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the six-month periods ended 30 June 2026 and 2025 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. Since 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

	$		$		$		$		$		$
AB InBev Worldwide	HY25		Scope		Currency Translation		Organic Growth		HY26		Organic Growth
Volumes		279 615		(1 489)		-		2 286		280 412		0.8%
Revenue		28 632		(106)		1 783		1 618		31 927		5.7%
Cost of sales		(12 602)		72		(726)		(446)		(13 702)		(3.6)%
Gross profit		16 029		(34)		1 058		1 173		18 225		7.4%
SG&A		(8 812)		(48)		(486)		(572)		(9 917)		(6.5)%
Other operating income/(expenses)		383		(10)		32		(35)		369		(9.7)%
Normalized EBIT		7 601		(92)		603		566		8 677		7.6%
Normalized EBITDA		10 156		(103)		766		557		11 375		5.6%
Normalized EBITDA margin		35.5%								35.6%		(5)bps

In the first six months of 2026, our normalized EBITDA increased by 5.6% organically to 11 375m US dollar, with an EBITDA margin of 35.6%, as disciplined revenue management, premiumization and efficient overhead management helped offset increased sales and marketing investments and transactional FX headwinds.

Our consolidated volumes increased by 0.8% in the first six months of 2026, with beer volumes up 1.2% and non-beer volumes down 1.5%. Volume growth was broad-based, with beer volumes in Brazil returning to growth and record high volumes in Mexico, Colombia, Peru, Ecuador and South Africa.

Our consolidated revenue grew by 5.7% to 31 927m US dollar with revenue per hectoliter growth of 4.3% in the first six months of 2026, driven by revenue management and positive mix from premiumization and Beyond Beer.

Our consolidated cost of sales increased by 3.6% and increased by 1.7% on a per hectoliter basis, driven by transactional FX headwinds.

Our total operating expenses increased by 7.2% in the first six months of 2026. Consolidated selling, general and administrative expenses (SG&A) increased by 6.5%, as we increased our sales and marketing investments in our megabrands and mega platforms, including the Winter Olympics, Roland Garros, Wimbledon and the FIFA World Cup. Consolidated other operating income decreased by 9.7%, mainly driven by lower disposal of non-core assets.

Volumes

Our reported volumes include both beer (primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages) and non-beer (primarily carbonated soft drinks and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network, particularly in Middle Americas. Volumes sold by the Global Export business, which comprises our global headquarters and export operations not allocated to any region, are presented separately.

Our consolidated volumes increased by 0.8% in the first six months of 2026, with beer volumes up 1.2% and non-beer volumes down 1.5%.

The table below summarizes the volume evolution per region and the related comments are based on organic numbers.

	$		$		$		$		$
Thousand hectoliters	2025		Scope		Organic Growth		2026		Organic Growth
North America		42 218		121		(779)		41 561		(1.8)%
Middle Americas		73 903		(1 362)		3 439		75 979		4.7%
South America		75 089		-		341		75 430		0.5%
EMEA		44 924		(230)		476		45 169		1.1%
Asia Pacific		43 365		(39)		(1 192)		42 134		(2.8)%
Global Export and Holding Companies		116		22		1		139		0.8%
AB InBev Worldwide		279 615		(1 489)		2 286		280 412		0.8%

North America

Our volumes decreased by 1.8%.

•

United States: our sales-to-retailers (“STRs”) decreased by 0.9% and our sales-to-wholesalers (“STWs”) declined by 1.8%. We expect our STRs and STWs to converge on a full year basis. We were the #1 share gainer in total alcohol in the first half of 2026 driven by share gains in both beer and spirits, according to Circana. Our beer performance was led by Michelob Ultra, Busch Light, and Busch Light Apple, which were the top 3 volume share gainers in the industry, according to Circana. Our Beyond Beer portfolio continued to expand our total addressable market. Cutwater was the #1 share gaining brand in the total spirits industry, according to Circana. We are the leader in no-alcohol beer, with our portfolio gaining share, led by Michelob Ultra Zero which was the #1 share gainer in no-alcohol beer, according to Circana.

•

Canada: our volumes declined by low-single digits amid a soft industry. Our portfolio was estimated to be the #1 share gainer in both beer and Beyond Beer. Our beer performance was led by Michelob Ultra and Busch which were the top two volume share gainers in the industry, according to our estimates. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade, two of the top four share gainers in the category, according to our estimates.

Middle Americas

Our volumes increased by 4.7%.

•

Mexico: our volumes increased by low-single digits, outperforming the industry. We are strengthening our portfolio architecture and expanding our total addressable market by offering consumers more choices across more occasions. Performance in the first half of 2026 was led by our above core beer portfolio, driven by Modelo and Pacifico. We strengthened our position as the industry leader in no-alcohol beer, with our portfolio growing volume by mid-forties led by Modelo Cero, Corona Cero and the launch of Michelob Ultra Zero. In Beyond Beer, our portfolio grew volume by high twenties, led by the Vicky’s brand family and Flying Fish.

•

Colombia: our volumes increased by high-single digits. Increased brand power drove momentum across our portfolio, with volume growth across all price segments in the first half of 2026 and record high volumes. Above core beer led our performance, with low-teens volume growth driven by Corona. Our mainstream beer portfolio continued to grow, delivering a high-single digit volume increase.

•

Peru: our volumes increased by high-single digits with our portfolio estimated to have gained share of total alcohol. Performance was led by our mainstream beer brands which grew volumes by mid-single digits, and our Beyond Beer portfolio, which grew volumes in the triple-digits.

•

Ecuador: our volumes increased by mid-teens and reached a record high for the second quarter of 2026, driven by estimated market share gains and a strong industry in an improved consumer environment. Performance was led by our above core beer portfolio, which grew volumes by strong double digits.

South America

Our volumes increased by 0.5%.

•

Brazil: our volumes increased by low-single digits, with beer volumes increasing by 2.9% and non-beer volumes decreasing by 4.1%. Innovation and investment behind our megabrands and mega platforms strengthened our portfolio brand power and drove continued market share gains. Premium and super premium beer led our performance in the first half of 2026, delivering low-twenties volume growth and strengthening our leadership position of the premium segment. Mainstream beer improved sequentially in the second quarter of 2026, delivering flattish volumes and estimated to have gained share of the segment. We are leading the industry in Balanced Choices, with volumes of our no-alcohol beer portfolio growing in the low-twenties and Stella Artois Pure Gold and Michelob Ultra growing by triple digits. In Beyond Beer, our portfolio grew volumes by strong double digits, led by Beats and Flying Fish.

•

Argentina: our volumes declined by low-single digits, impacted by a soft non-beer industry. Beer volumes grew by low-single digits in the second quarter of 2026, estimated to have outperformed an improved industry.

EMEA

Our volumes increased by 1.1%.

•

Europe: our volumes increased by low-single digits, estimated to have gained share in 5 of our 6 key markets. Volume growth was driven by market share gains, innovation and premiumization. Our performance in the first half of 2026 was driven by our megabrands, led by Corona which delivered low-teens volume growth. We are building strong consumer connection with our brands through our mega platforms and innovations. We successfully activated the Milano Cortina 2026 Winter Olympics and created golden moments for consumers, with Corona and Corona Cero accounting for 60% of all beverages sold in Olympic venues during the event. We also successfully activated Roland Garros with Stella Artois, launched Stella Artois Strawberries & Cream ahead of Wimbledon and expanded the availability of Modelo Especial in the UK. Our no-alcohol beer portfolio grew volumes by high-teens, led by Corona Cero.

•

South Africa: our volumes increased by low-single digits. Investment in our megabrands and innovations drove increased portfolio brand power in the first half of 2026. Premium and super premium beer led our performance, delivering high-twenties volume growth and estimated to have gained share of the segment. In Beyond Beer, our portfolio gained share and grew volumes by low-twenties.

•

Africa excluding South Africa: our volumes in Nigeria declined by mid-single digits, impacted by a soft consumer environment. In our other markets in Africa, our volumes grew by low-single digits, driven by Tanzania, Mozambique and Uganda.

Asia Pacific

Our volumes decreased by 2.8%.

•

China: our volumes declined by 6.0%. Beer industry volumes are estimated to have declined by mid-single digits in the second quarter of 2026, reflecting adverse weather and softness in the on-premise channel. Our market share trend is estimated to have improved sequentially, supported by a return to growth in our super premium and core plus brands in the second quarter. Investment in our megabrands and innovations strengthened our portfolio brand power. We remain focused on improving execution and expanding our in-home channel presence to rebuild momentum and better position our business for ongoing channel shifts in the industry.

•	South Korea: our volumes declined by low-single digits. We estimate that we continued to gain market share in both the on-premise and in-home channels in the first half of 2026.

Revenue

Our consolidated revenue grew by 5.7% to 31 927m US dollar with revenue per hectoliter growth of 4.3% in the first six months of 2026, driven by revenue management and positive mix from premiumization and Beyond Beer.

Cost of sales

Our cost of sales increased by 3.6% and increased by 1.7% on a per hectoliter basis, driven by transactional FX headwinds.

Operating expenses

Our total operating expenses increased by 7.2% in the first six months of 2026:

•

Consolidated selling, general and administrative expenses (SG&A) increased by 6.5%, as we increased our sales and marketing investments in our megabrands and mega platforms, including the Winter Olympics, Roland Garros, Wimbledon and the FIFA World Cup.

•	Consolidated other operating income decreased by 9.7%, mainly driven by lower disposal of non-core assets.

Normalized EBITDA

Our normalized EBITDA (normalized profit from operations before depreciation and amortization) increased by 5.6% organically to 11 375m US dollar, with an EBITDA margin of 35.6%, as disciplined revenue management, premiumization and efficient overhead management helped offset increased sales and marketing investments and transactional FX headwinds.

Operating results by region

The tables below provide a summary of the performance of each region, for the six-month period ended 30 June 2026 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers. Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

	$	$	$	$	$	$
AB InBev Worldwide	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	279 615	(1 489)	-	2 286	280 412	0.8%
Revenue	28 632	(106)	1 783	1 618	31 927	5.7%
Cost of sales	(12 602)	72	(726)	(446)	(13 702)	(3.6)%
Gross profit	16 029	(34)	1 058	1 173	18 225	7.4%
SG&A	(8 812)	(48)	(486)	(572)	(9 917)	(6.5)%
Other operating income/(expenses)	383	(10)	32	(35)	369	(9.7)%
Normalized EBIT	7 601	(92)	603	566	8 677	7.6%
Normalized EBITDA	10 156	(103)	766	557	11 375	5.6%
Normalized EBITDA margin	35.5%				35.6%	(5)bps

North America	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	42 218	121	-	(779)	41 561	(1.8)%
Revenue	7 208	59	27	131	7 424	1.8%
Cost of sales	(2 947)	(7)	(9)	30	(2 932)	1.0%
Gross profit	4 261	53	18	161	4 492	3.8%
SG&A	(2 174)	(35)	(10)	(108)	(2 328)	(5.0)%
Other operating income/(expenses)	23	(0)	(1)	(4)	18	(18.5)%
Normalized EBIT	2 110	18	7	48	2 183	2.3%
Normalized EBITDA	2 459	25	8	14	2 505	0.6%
Normalized EBITDA margin	34.1%				33.7%	(43)bps

Middle Americas	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	73 903	(1 362)	-	3 439	75 979	4.7%
Revenue	8 124	(155)	858	768	9 595	9.6%
Cost of sales	(2 866)	83	(283)	(193)	(3 259)	(6.9)%
Gross profit	5 258	(72)	575	575	6 337	11.1%
SG&A	(1 898)	26	(201)	(167)	(2 241)	(8.9)%
Other operating income/(expenses)	14	0	(0)	(22)	(7)	-
Normalized EBIT	3 374	(46)	374	387	4 088	11.6%
Normalized EBITDA	4 007	(44)	435	369	4 767	9.3%
Normalized EBITDA margin	49.3%				49.7%	(15)bps

South America	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	75 089	-	-	341	75 430	0.5%
Revenue	5 507	8	428	458	6 402	8.3%
Cost of sales	(2 764)	(17)	(198)	(140)	(3 119)	(5.1)%
Gross profit	2 743	(9)	230	318	3 282	11.6%
SG&A	(1 712)	(8)	(114)	(134)	(1 968)	(7.8)%
Other operating income/(expenses)	201	(2)	26	29	255	15.3%
Normalized EBIT	1 233	(19)	142	213	1 568	17.6%
Normalized EBITDA	1 699	(9)	174	212	2 076	12.5%
Normalized EBITDA margin	30.9%				32.4%	120bps

EMEA	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	44 924	(230)	-	476	45 169	1.1%
Revenue	4 454	(69)	397	169	4 951	3.8%
Cost of sales	(2 280)	38	(202)	(29)	(2 473)	(1.3)%
Gross profit	2 174	(31)	195	139	2 478	6.5%
SG&A	(1 371)	(11)	(121)	(78)	(1 581)	(5.7)%
Other operating income/(expenses)	101	(8)	4	(23)	73	(25.1)%
Normalized EBIT	904	(50)	79	38	970	4.4%
Normalized EBITDA	1 424	(41)	127	37	1 546	2.7%
Normalized EBITDA margin	32.0%				31.2%	(36)bps

	$	$	$	$	$	$

Asia Pacific	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	43 365	(39)	-	(1 192)	42 134	(2.8)%
Revenue	3 108	10	70	(66)	3 122	(2.1)%
Cost of sales	(1 456)	2	(28)	41	(1 441)	2.8%
Gross profit	1 652	12	42	(25)	1 681	(1.5)%
SG&A	(941)	(12)	(20)	(42)	(1 015)	(4.5)%
Other operating income/(expenses)	41	(1)	1	(14)	27	(35.6)%
Normalized EBIT	752	(1)	24	(82)	693	(10.9)%
Normalized EBITDA	1 056	7	34	(107)	990	(10.0)%
Normalized EBITDA margin	34.0%				31.7%	(277)bps

Global Export and Holding Companies	HY25	Scope	Currency Translation	Organic Growth	HY26	Organic Growth
Volumes	116	22	-	1	139	0.8%
Revenue	231	40	3	159	433	68.0%
Cost of sales	(290)	(27)	(6)	(155)	(477)	(53.0)%
Gross profit	(59)	13	(3)	4	(45)	7.5%
SG&A	(716)	(7)	(20)	(42)	(784)	(5.8)%
Other operating income/(expenses)	2	0	1	(0)	3	(19.0)%
Normalized EBIT	(773)	7	(21)	(38)	(826)	(4.9)%
Normalized EBITDA	(489)	(40)	(11)	32	(508)	6.0%

Reconciliation between Normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Non-underlying net finance (income)/expense, (vi) Net finance expense, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

	$		$		$
For the six-month period ended 30 June Million US dollar	Notes		2026		2025

Profit attributable to equity holders of AB InBev				6 314		3 824
Non-controlling interest				747		744
Profit of the period				7 061		4 568
Income tax expense		9		1 704		1 404
Share of results of associates		13		(148)		(135)
Non-underlying share of results of associates		7 / 13		-		(9)
Net finance expense		8		2 107		2 046
Non-underlying net finance (income)/expense		8		(2 033)		(368)
Non-underlying items above EBIT (including non-underlying impairment)		7		(14)		94
Normalized EBIT				8 677		7 601
Depreciation, amortization and impairment (excluding non-underlying impairment)		10		2 698		2 555
Normalized EBITDA				11 375		10 156

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

Impact of foreign currencies

Foreign currency exchange rates have a significant impact on our financial statements. The following table presents the percentage of our revenue and normalized EBITDA by currency:

	$		$		$		$
	Revenue				Normalized EBITDA
For the six-month period ended 30 June	2026		2025		2026		2025
US dollar		24.5%		26.0%		19.0%		20.7%
Brazilian real		15.4%		14.1%		14.5%		12.9%
Mexican peso		13.8%		12.7%		19.7%		18.2%
Chinese yuan		6.7%		7.7%		7.0%		8.6%
Euro		5.8%		6.0%		3.0%		3.3%
Colombian peso		5.9%		5.0%		7.8%		6.7%
South African rand		4.4%		4.2%		4.3%		4.3%
Peruvian sol		3.6%		3.4%		6.0%		5.6%
Canadian dollar		2.8%		3.0%		2.9%		3.0%
Argentine peso[1]		2.1%		2.6%		0.8%		1.3%
Dominican peso		2.0%		2.1%		3.2%		3.5%
South Korean won		1.8%		2.0%		1.7%		1.9%
Pound sterling		1.9%		2.0%		1.0%		1.3%
Other		9.3%		9.0%		9.1%		8.6%

Profit

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 4 314m US dollar in the first six months of 2026 (Underlying EPS 2.18 US dollar) as compared to 3 556m US dollar in the first six months of 2025 (Underlying EPS 1.79 US dollar) (see Note 16 Changes in equity and earnings per share for more details).

Profit attributable to equity holders was 6 314m US dollar in the first six months of 2026, compared to 3 824m US dollar in the first six months of 2025, and included the following impacts:

•

Net finance expense (excluding non-underlying net finance items) was 2 107m US dollar in the first six months of 2026 compared to a net finance expense of 2 046m US dollar in the first six months of 2025.

•

Non-underlying net finance income/(expense) was 2 033m US dollar income in the first six months of 2026 compared to 368m US dollar income in the first six months of 2025. In the first six months of 2026, 2 033m US dollar gain resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2025: 339m US dollar gain). In the first six months of 2025, we also reported 29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.

•	Non-underlying share of results of associates was 9m US dollar in the first six months of 2025 from our associate Anadolu Efes.

•

Non-underlying items impacting profit from operations were 14m US dollar of non-underlying income (30 June 2025: 94m US dollar expense) comprising of 33m US dollar of restructuring expense (30 June 2025: 47m US dollar), 61m US dollar net gain of business and asset disposals (including impairment losses) (30 June 2025: 47m US dollar expense) and 14m US dollar expense of acquisition-related costs (business combinations).

•

Income tax expense was 1 704m US dollar in the first six months of 2026 with an effective tax rate of 19.8% compared to 1 404m US dollar in the first six months of 2025 with an effective tax rate of 24.1%. The effective tax rates for the first six months of 2026 and 2025 were both positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and hedging of the shares issued in relation to the combinations with Grupo Modelo and SAB.

•	Profit attributable to non-controlling interest was 747m US dollar in the first six months of 2026 compared to 744m US dollar in the first six months of 2025.

[1]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentine operations.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2026	2025
Cash flow from operating activities	5 241	2 704
Cash flow from investing activities	(1 807)	(1 306)
Cash flow from financing activities	(7 505)	(5 837)
Net increase/(decrease) in cash and cash equivalents	(4 071)	(4 438)

Cash flow from operating activities

Million US dollar	2026	2025
Profit of the period	7 061	4 568
Interest, taxes and non-cash items included in profit	4 459	5 736
Cash flow from operating activities before changes in working capital and use of provisions	11 520	10 304
Change in working capital	(2 355)	(3 655)
Pension contributions and use of provisions	(158)	(278)
Interest and taxes (paid)/received	(3 866)	(3 801)
Dividends received	101	135
Cash flow from operating activities	5 241	2 704

Our cash flow from operating activities reached 5 241m US dollar in the first six months of 2026 compared to 2 704m US dollar in the first six months of 2025. The increase was driven primarily by increased profit of the period and changes in working capital for the first half of 2026 compared to the first half of 2025. Changes in working capital in the first half of 2026 and 2025 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2026	2025
Net capex	(1 360)	(1 350)
Sale/(acquisition) and others related to subsidiaries, net of cash	(757)	(4)
Net proceeds from sale/(acquisition) of other assets	310	47
Cash flow from/(used in) investing activities	(1 807)	(1 306)

Our cash outflow from investing activities was 1 807m US dollar in the first six months of 2026 compared to a cash outflow of 1 306m US dollar in the first six months of 2025. The increase in the cash outflow from investing activities was mainly due to the acquisition of an 85% controlling stake in BeatBox, a ready-to-drink alcohol beverage business in the United States.

Our net capital expenditures amounted to 1 360m US dollar in the first six months of 2026 compared to 1 350m US dollar in the first six months of 2025. Out of the total 2026 capital expenditures, approximately 25% was used to improve the company’s production facilities while 60% was used for logistics and commercial investments and 15% was used for the purchase of hardware and software and improving administrative capabilities.

Cash flow from financing activities

Million US dollar	2026	2025
Net (repayments of) / proceeds from borrowings	246	68
Dividends paid	(2 596)	(3 147)
Share buyback	(1 301)	(1 901)
Payment of lease liabilities	(364)	(354)
Derivative financial instruments	(319)	114
Sale/(acquisition) of non-controlling interests	(3 389)	(314)
Other financing cash flows	219	(303)
Cash flow from/(used in) financing activities	(7 505)	(5 837)

Our cash outflow from financing activities amounted to 7 505m US dollar in the first six months of 2026, as compared to a cash outflow of 5 837m US dollar in the first six months of 2025. The increase is primarily driven by the completion of the reacquisition of the 49.9% minority stake in the company’s US-based metal container plants for 2.9 billion US dollar.

As of 30 June 2026, we had total liquidity of 18.1 billion US dollar, which consisted of 8.0 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts and 10.1 billion US dollar available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

Capital resources and equity

Our net debt amounted to 64.2 billion US dollar as of 30 June 2026 compared to 60.9 billion US dollar as of 31 December 2025.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt increased by 3.2 billion US dollar as of 30 June 2026 compared to 31 December 2025. In addition to operating results net of capital expenditures, the change in net debt primarily reflects the payment of interest and tax (3.8 billion US dollar), share buybacks by AB InBev and Ambev (1.8 billion US dollar), the reacquisition of the 49.9% minority stake in our US-based metal container plants (2.9 billion US dollar), the acquisition of an 85% controlling stake in BeatBox (0.5 billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (2.6 billion US dollar), and a foreign exchange impact on net debt (0.9 billion US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 2.87x for the 12-month period ending 31 December 2025 to 2.86x for the 12-month period ending 30 June 2026. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as of 30 June 2026 was 93 500m US dollar, compared to 87 287m US dollar as of 31 December 2025. The net increase in equity results from the profit attributable to equity holders and the net foreign exchange gains on translation of foreign operations primarily related to the effect of the appreciation of the closing rates of the Colombian peso, Mexican peso and Brazilian real and the depreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of 2 857m US dollar as of 30 June 2026 (increase of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 17 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2026, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a positive outlook, and the company’s credit rating from Moody’s Investors Service was A2 for long-term obligations and P-1 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect on AB InBev’s business, financial condition, cash flows, results of operations, prospects, and/or the market price of its shares or American Depositary Shares. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequences.

AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, recession, foreign exchange, inflation, geopolitical, social or local instability, current and future global tariffs, increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income and rate of growth of the legal drinking age population. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. The volatility of foreign currency exchange rates against the US dollar may place significant pressure on the global economy and adverse translational currency effects could create volatility in AB InBev’s reported financial results. Adverse transactional currency effects could increase the cost of certain US dollar-denominated products or services in terms of local currencies, which could erode the purchasing power of consumers in the countries in which AB InBev operates. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected.

A continuation or worsening of the levels of capital and credit market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollars for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations announced via Russian presidential decree on 30 December 2024, have prevented AB InBev from divesting its non-controlling interest in the Russian business or influencing its operations and AB InBev Efes from remitting cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. AB InBev announced that it had entered into an agreement by which Anadolu Efes would acquire AB InBev’s interest in the Russian business of AB InBev Efes, and AB InBev would acquire the interest of Anadolu Efes in the Ukraine business of AB InBev Efes. The transaction was subject to required regulatory and governmental approvals, which were not obtained. There can be no assurances on the status of AB InBev’s investment in AB InBev Efes. These developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation.

The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America , could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. Although AB InBev has decreased its level of debt in recent years, its level of outstanding debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions, in the global credit markets, as well as downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. The company’s level of debt may also impact its decision or ability to pursue certain capital allocation priorities. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders (including by funding share repurchases) and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it pays.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in tariffs on such raw materials and commodities, could have an adverse effect on AB InBev’s results or operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity and logistics costs in recent years which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without experiencing reduced volume, revenue or operating income.

Negative publicity surrounding the company, its brands, its activities, its personnel, its business partners, its advertising campaigns, including those by its business partners, and consumer perception of the company’s response or lack thereof to political and social issues or other events could damage its reputation or the image and reputation of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image and reputation of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain causes, groups or individuals. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation and the image and reputation of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image and reputation of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are typically either government-controlled or independently and privately owned, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any limitations imposed on AB InBev to change distributors or purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer and other alcohol and non-alcohol beverages, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and non-beer products and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future.

In addition, a number of AB InBev’s key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, violate applicable laws or regulations or AB InBev’s internal policies, or fail to meet certain quality standards, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. The company also faces additional risks and uncertainties with respect to certain minority investments, because the company may be dependent on systems, controls, governance structures and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations or be subject to disruptions in operations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual and regulatory limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, abuse or politicization of prosecutorial offices and decisions, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, natural disasters, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, high rates of inflation (including hyperinflation), devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the countries in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Because of its geographic mix, these risks and other unfavorable conditions in, or factors impacting, developing markets could affect AB InBev more than certain of its competitors which have less exposure to developing markets. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally.

Some governments have in the recent past turned to trade barriers. This trend may continue, which could further exacerbate difficult macroeconomic conditions. Governments may increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. The imposition of global tariffs and possibility of additional tariffs, trade barriers and other changes in trade policies have created uncertainty, which may negatively impact global trade and macroeconomic conditions and increase costs for consumers in addition to negatively impacting demand for AB InBev’s products. Additionally, tariffs implemented by the United States could increase the strength of the US dollar, which may compound the negative impact of changes in foreign currency exchange rates. The situation regarding tariffs and trade policies has been fluid and may continue to change. The continuation or escalation of such trade measures could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Competition and changing consumer preferences in its various markets and increased purchasing power of participants in AB InBev’s distribution and sales channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Consumer preferences can change rapidly and unpredictably due to a variety of factors, including changing social habits and consumer tastes, changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preferences (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns) and changing dietary guidance and warning label or advertisement requirements from public health bodies. AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the growth of the spirit-based ready-to-drink category in certain countries. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve its capabilities in digital commerce, marketing and data analytics (including artificial intelligence and machine learning). The success of the company’s digital commerce activities depends in part on its ability to attract retailers, consumers and wholesalers to use its platforms and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Furthermore, the development of artificial intelligence initiatives is complex and uncertain, and presents various risks and uncertainties, including those related to cybersecurity, data privacy, inaccuracies, bias or discrimination and intellectual property infringement. If AB InBev fails to successfully or effectively implement artificial intelligence initiatives, or encounters other deficiencies or failures in such initiatives, this could put the company at a competitive disadvantage and result in legal and regulatory risk, and brand or reputational harm. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may incur, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activists, activist groups, public figures, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of the industry or result in legal proceedings, which could adversely affect AB InBev’s share price or its profitability. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderation and responsible consumption. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of the countries in which it operates. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, dietary guidelines, product labeling, opening hours or marketing activities, may negatively impact consumption trends and the popularity of AB InBev’s products, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 21 Contingencies of these unaudited condensed consolidated interim financial statements.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection and artificial intelligence laws such as the General Data Protection Regulation adopted in the European Union, European Union Artificial Intelligence Act, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Charges relating to tax stamps and other forms of fiscal marking can also affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates, or to new or modified taxation regulations and requirements which may increase the complexity, burden and cost of tax compliance in countries where it operates. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the countries where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. Pillar Two is effective as of 1 January 2024 in many countries, including Belgium as the location of AB InBev’s global headquarters. These rules have significantly increased compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates. Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity (including in respect of prior tax assessments), tax authorities taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with AB InBev’s judgments or may take opposing positions with respect to the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging countries that, as a result of political, societal and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to its business, there is a risk that management, employees or other representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable anti-bribery and anti-corruption laws and regulations, including applicable laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba through its equity investment are quantitatively immaterial, the company’s overall business reputation may be harmed, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its investment’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

AB InBev relies on the image and reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, additional labeling or advertising content or warning requirements, and any restrictions on the permissible advertising style, media channels and messages used, or on the products that may be advertised, may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, copyrights, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result AB InBev may be subject to public criticism or face pressure from its shareholders, regulators, suppliers, customers or consumers to make varying changes in how it addresses environmental concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action, including actions related to environmental claims or disclosures. If AB InBev fails to meet its goals relating to sustainability or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may be adversely impacted. Public expectations for reductions in greenhouse gas emissions, the adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading and corporate sustainability reporting regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs, liabilities and litigation relating to environmental issues.

Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and its business. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image and reputation of its brands and may adversely affect its business.

Further, AB InBev may be exposed to risks arising from labor practices, labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev also relies on these information systems, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. These systems, including those operated or maintained by third parties and those on which they rely, are exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. As the integration of e-commerce, fintech and direct sales in AB InBev’s operations has increased the amount of information that AB InBev processes and maintains, its potential exposure to a security incident has also increased. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risks associated with the use of emerging technologies, such as artificial intelligence, for nefarious purposes. Further, compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of cybersecurity incidents and disruptions to information and operational technology systems, such incidents (including incidents impacting AB InBev’s third-party partners) could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition, including by impacting its ability to meet its contractual obligations and exposing it to legal claims or regulatory penalties.

AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics, political or social instability, military conflict and uncertainties arising from terrorist attacks.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

Risks arising from financial instruments

Note 27 of the 2025 consolidated financial statements and Note 19 of these 2026 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 23 Events after the reporting date of these unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev NV/SA certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

Statutory auditor’s report to the Board of Directors of Anheuser-Busch InBev NV/SA on the review of the condensed consolidated interim financial statements for the six-month period ended 30 June 2026

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries (the “Group”) as of 30 June 2026 and the related condensed consolidated statement of profit or loss, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements”). These condensed consolidated interim financial statements are characterized by total assets of 218.385 million US dollar and a profit for the six-month period of 7.061 million US dollar.

The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union.

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Diegem, 29 July 2026

The statutory auditor

PwC Bedrijfsrevisoren BV/PwC Reviseurs d’Entreprises SRL

Represented by

Peter D’hondt*

Bedrijfsrevisor/Réviseur d’Entreprises

* Acting on behalf of Peter D’hondt BV

Condensed consolidated statement of profit or loss (unaudited)

For the six-month period ended 30 June
Million US dollar, except earnings per share in US dollar	Notes	2026	2025

Revenue		31 927	28 632
Cost of sales		(13 702)	(12 602)
Gross profit		18 225	16 029

Distribution expenses		(3 419)	(2 968)
Sales and marketing expenses		(4 101)	(3 582)
Administrative expenses		(2 397)	(2 262)
Other operating income/(expenses)		369	383
Profit from operations before non-underlying items		8 677	7 601

Non-underlying expenses above profit from operations	7	14	(94)
Profit from operations		8 691	7 506

Finance expense	8	(2 462)	(2 378)
Finance income	8	355	333
Non-underlying net finance income/(expense)	8	2 033	368
Net finance income/(expense)		(74)	(1 678)

Share of results of associates	13	148	135
Non-underlying share of results of associates	7/13	—	9
Profit before tax		8 765	5 972

Income tax expense	9	(1 704)	(1 404)
Profit of the period		7 061	4 568

Profit of the period attributable to:
Equity holders of AB InBev		6 314	3 824
Non-controlling interest		747	744

Basic earnings per share	16	3.20	1.92
Diluted earnings per share	16	3.14	1.89

Underlying earnings per share¹	16	2.18	1.79

The accompanying notes are an integral part of these consolidated financial statements.

[1]	Underlying earnings per share is not a defined metric in IFRS. Refer to Note 16 Changes in equity and earnings per share for more details.

Condensed consolidated statement of comprehensive income (unaudited)

For the six-month period ended 30 June
Million US dollar	Notes	2026	2025

Profit of the period		7 061	4 568

Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	2 883	3 256
Effective portion of changes in fair value of net investment hedges		(80)	(299)
Cash flow hedges recognized in equity		188	(100)
Cash flow hedges reclassified from equity to profit or loss		(131)	(237)
Other comprehensive income, net of tax		2 859	2 620

Total comprehensive income		9 920	7 187

Attributable to:
Equity holders of AB InBev		9 232	6 263
Non-controlling interest		688	925

The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of financial position (unaudited)

Million US dollar	Notes	30 June 2026	31 December 2025

ASSETS
Non-current assets
Property, plant and equipment	10	22 998	23 664
Goodwill	11	119 946	117 908
Intangible assets	12	42 274	41 985
Investments in associates	13	5 061	5 002
Investment securities	15	166	161
Deferred tax assets		2 766	2 708
Pensions and similar obligations		154	150
Income tax receivables		440	444
Derivatives	19	313	145
Trade and other receivables	14	2 026	1 871
Total non-current assets		196 143	194 039

Current assets
Investment securities	15	353	306
Inventories		5 528	5 107
Income tax receivables		622	785
Derivatives	19	629	583
Trade and other receivables	14	7 404	6 161
Cash and cash equivalents	15	7 658	11 638
Assets classified as held for sale		48	190
Total current assets		22 242	24 769

Total assets		218 385	218 808

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		22 458	17 803
Retained earnings		51 686	50 128
Equity attributable to equity holders of AB InBev		93 500	87 287

Non-controlling interests		7 685	10 449
Total equity		101 185	97 736

Non-current liabilities
Interest-bearing loans and borrowings	17	68 908	72 128
Pensions and similar obligations		1 262	1 275
Deferred tax liabilities		11 565	11 400
Income tax payables		186	206
Derivatives	19	391	293
Trade and other payables		1 028	869
Provisions		384	425
Total non-current liabilities		83 724	86 596

Current liabilities
Bank overdrafts	15	29	14
Interest-bearing loans and borrowings	17	3 381	885
Income tax payables		1 235	1 825
Derivatives	19	4 021	6 104
Trade and other payables		24 605	25 455
Provisions		205	192
Total current liabilities		33 476	34 475

Total equity and liabilities		218 385	218 808

The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of changes in equity (unaudited)

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As of 1 January 2025		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
Profit of the period		-	-	-	-	-	3 824	3 824	744	4 568
Other comprehensive income/(loss)	16	-	-	-	-	2 439	-	2 439	181	2 620
Total comprehensive income/(loss)		-	-	-	-	2 439	3 824	6 263	925	7 187
Dividends		-	-	-	-	-	(2 145)	(2 145)	(654)	(2 799)
Treasury shares		-	-	(1 138)	-	-	(579)	(1 717)	-	(1 717)
Share-based payments	18	-	-	-	69	-	-	69	8	78
Hyperinflation monetary adjustments		-	-	-	-	-	155	155	96	251
Scope and other changes		-	-	-	-	-	(190)	(190)	(95)	(285)
As of 30 June 2025		1 736	17 620	(5 024)	55 460	(36 762)	47 641	80 671	10 743	91 414

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As of 1 January 2026		1 736	17 620	(5 083)	55 526	(32 641)	50 128	87 287	10 449	97 736
Profit of the period		-	-	-	-	-	6 314	6 314	747	7 061
Other comprehensive income/(loss)	16	-	-	-	-	2 918	-	2 918	(59)	2 859
Total comprehensive income/(loss)		-	-	-	-	2 918	6 314	9 232	688	9 920
Dividends		-	-	-	-	-	(2 206)	(2 206)	(393)	(2 599)
Treasury shares		-	-	1 567	-	-	(1 439)	128	-	128
Share-based payments	18	-	-	-	170	-	-	170	7	177
Hyperinflation monetary adjustments		-	-	-	-	-	166	166	103	269
Sale/(purchase) of non-controlling interests		-	-	-	-	-	116	116	(2 993)	(2 877)
Scope and other changes		-	-	-	-	-	(1 393)	(1 393)	(176)	(1 568)
As of 30 June 2026		1 736	17 620	(3 516)	55 697	(29 722)	51 686	93 500	7 685	101 185

The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of cash flows (unaudited)

For the six-month period ended 30 June
Million US dollar	Notes	2026	2025

OPERATING ACTIVITIES
Profit of the period		7 061	4 568
Depreciation, amortization and impairment		2 757	2 581
Net finance (income)/expense	8	74	1 678
Equity-settled share-based payment expense	18	270	309
Income tax expense	9	1 704	1 404
Share of results of associates	13	(148)	(144)
Other non-cash items		(199)	(93)
Cash flow from operating activities before changes in working capital and use of provisions		11 520	10 304
Decrease/(increase) in trade and other receivables		(1 077)	(1 130)
Decrease/(increase) in inventories		(370)	(242)
Increase/(decrease) in trade and other payables		(909)	(2 284)
Pension contributions and use of provisions		(158)	(278)
Cash generated from operations		9 007	6 370
Interest paid		(1 910)	(1 916)
Interest received		243	241
Dividends received		101	135
Income tax paid		(2 200)	(2 126)
Cash flow from/(used in) operating activities		5 241	2 704

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 406)	(1 404)
Proceeds from sale of property, plant and equipment and of intangible assets		46	55
Sale/(acquisition) and others related to subsidiaries, net of cash		(757)	(4)
Proceeds from sale/(acquisition) of other assets		310	47
Cash flow from/(used in) investing activities		(1 807)	(1 306)

FINANCING ACTIVITIES
Proceeds from borrowings	17	555	4 067
Repayments of borrowings	17	(309)	(3 998)
Dividends paid		(2 596)	(3 147)
Share buyback		(1 301)	(1 901)
Payment of lease liabilities		(364)	(354)
Derivative financial instruments		(319)	114
Sale/(acquisition) of non-controlling interests		(3 389)	(314)
Other financing cash flows		219	(303)
Cash flow from/(used in) financing activities		(7 505)	(5 837)

Net increase/(decrease) in cash and cash equivalents		(4 071)	(4 438)
Cash and cash equivalents less bank overdrafts at beginning of year		11 623	11 174
Effect of exchange rate fluctuations		76	410
Cash and cash equivalents less bank overdrafts at end of period	15	7 629	7 146

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Non-underlying items	7
Finance expense and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible Assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents and investment securities	15
Changes in equity and earnings per share	16
Interest-bearing loans and borrowings	17
Share-based payments	18
Risks arising from financial instruments	19
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20
Contingencies	21
Related parties	22
Events after the reporting date	23

1. Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2026 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2026 and 2025 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 29 July 2026.

2. Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2025. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2026 and did not apply any European carve-outs from IFRS Accounting Standards.

3. Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2025.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2026 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2026	31 December 2025	30 June 2026	30 June 2025

Argentine peso	1 482.53	1 459.80	-	-
Brazilian real	5.18	5.50	5.19	5.83
Canadian dollar	1.42	1.37	1.37	1.41
Chinese yuan	6.79	7.00	6.88	7.26
Colombian peso	3 441.78	3 749.18	3 682.52	4 201.57
Euro	0.88	0.85	0.85	0.92
Mexican peso	17.47	17.97	17.53	20.03
Peruvian sol	3.42	3.37	3.42	3.69
Pound sterling	0.76	0.74	0.74	0.77
South African rand	16.37	16.55	16.41	18.46
South Korean won	1 550.63	1 444.93	1 475.55	1 439.97

The company applies hyperinflation accounting for its Argentine subsidiaries. The 2026 results, restated for purchasing power, were translated at the June 2026 closing rate of 1 482.53 Argentine pesos per US dollar (2025 results were translated at the June 2025 closing rate of 1 193.35 Argentine pesos per US dollar).

(C) RECENTLY ISSUED IFRS

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements and introduces new requirements aimed at improving comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The standard is to be applied retrospectively.

IFRS 18 impacts the presentation of the statement of profit or loss and the statement of cash flows with new subtotals, while not affecting the company’s total profit or the total net change in cash and cash equivalents. It introduces new requirements to:

●	present specified categories, with the introduction of new operating, investing and financing categories, and defined subtotals in the statement of profit or loss;

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

●	strengthen the principles of aggregation and disaggregation across primary statements and notes.

The company anticipates that the adoption of the standard will primarily affect the presentation of the statement of profit or loss and the statement of cash flows, the disclosure of management performance measures, and the related note structure.

The company does not intend to early adopt IFRS 18 and is currently reviewing the impact on its consolidated financial statements. The company assessed that the main presentation change will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from finance income and expense per IAS 1 to operating profit per IFRS 18, when the underlying exposure being remeasured or hedged, relates to operating activities.

4. Use of estimates and judgments

Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2025 considering the following change. Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which the company indirectly holds a 50% equity interest through its subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

5. Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the table below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month periods ended 30 June 2026 and 2025, except for segment assets (non-current) with comparatives as of 31 December 2025.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Volume	42	42	76	74	75	75	45	45	42	43	-	-	280	280
Revenue	7 424	7 208	9 595	8 124	6 402	5 507	4 951	4 454	3 122	3 108	433	231	31 927	28 632
Normalized EBITDA	2 505	2 459	4 767	4 007	2 076	1 699	1 546	1 424	990	1 056	(508)	(489)	11 375	10 156
Normalized EBITDA margin %	33.7%	34.1%	49.7%	49.3%	32.4%	30.9%	31.2%	32.0%	31.7%	34.0%	-	-	35.6%	35.5%
Depreciation, amortization and impairment	(322)	(348)	(678)	(633)	(507)	(466)	(576)	(520)	(297)	(304)	(318)	(284)	(2 698)	(2 555)
Normalized profit from operations	2 183	2 110	4 088	3 374	1 568	1 233	970	904	693	752	(826)	(773)	8 677	7 601
Non-underlying items (including non-underlying impairment)	103	(4)	(13)	(14)	(14)	(9)	1	2	(2)	(13)	(62)	(56)	14	(94)
Profit from operations	2 285	2 106	4 076	3 360	1 555	1 224	972	906	691	739	(887)	(830)	8 691	7 506
Net finance income/(expense)													(74)	(1 678)
Share of results of associates													148	135
Non-underlying share of results of associates													-	9
Income tax expense													(1 704)	(1 404)
Profit													7 061	4 568

Segment assets (non-current)	61 660	61 445	75 510	73 560	14 223	13 764	30 676	30 845	10 659	10 964	3 415	3 461	196 143	194 039
Gross capex	217	181	278	336	204	282	321	296	96	108	290	200	1 406	1 404

For the six-month period ended 30 June 2026, net revenue from the beer business (primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages) amounted to 29 225m US dollar (20251: 26 150m US dollar) while the net revenue from the non-beer business (including primarily carbonated soft drinks and energy drinks) accounted for 2 702m US dollar (20251: 2 482m US dollar).

[1]	Amended to conform to the 2026 presentation.

6. Acquisitions and disposals of subsidiaries

On 27 February 2026, AB InBev acquired 85% of BeatBox Beverages (“BeatBox”), a ready-to-drink alcohol beverage business in the United States from Future Proof Brands LLC, for a total purchase price of 493m US dollar.

The table below summarizes the provisional impact of this acquisition on the statement of financial position and cash flows of AB InBev as of 30 June 2026:

Million US dollar	BeatBox

Non-current assets	186
Current assets	95
Current liabilities	(44)
Non-controlling interest	(86)
Assets and liabilities net of non-controlling interest	151

Goodwill on acquisition	342
Total consideration	493

Consideration to be paid	(83)
Cash acquired	(19)

Net cash outflow	390

As part of the shareholders agreement between AB InBev and Future Proof Brands LLC, a forward-purchase contract was put in place which may result in AB InBev acquiring the remaining 15% shares in BeatBox. The call option is exercisable by AB InBev from 2030 through 2032. If the call option is not exercised, the put option becomes exercisable for a subsequent six-month period. As of 30 June 2026, the put option on the remaining shares held by Future Proof Brands LLC was valued at 202m US dollar (refer to Note 19 Risks arising from financial instruments).

The company undertook a series of other acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month periods ended 30 June 2026 and 2025 with no significant impact in the consolidated financial statements.

7. Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

The non-underlying items included in the statement of profit or loss were as follows:

For the six-month period ended 30 June Million US dollar	2026	2025

Restructuring	(33)	(47)
Business and asset disposal (incl. impairment losses)	61	(47)
Acquisition-related costs (business combinations)	(14)	-
Net impact on profit from operations	14	(94)

Non-underlying net finance income/(expense)	2 033	368
Non-underlying share of results of associates	-	9
Non-underlying taxes	(18)	17
Non-underlying non-controlling interest	5	5
Net impact on profit	2 034	305

Restructuring charges for the six-month period ended 30 June 2026 amounted to (33)m US dollar (30 June 2025: (47)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amounted to 61m US dollar net gain for the six-month period ended 30 June 2026, mainly related to the gain on the sale of the Newark brewery in the United States and impairment of non-core assets (30 June 2025: (47)m US dollar).

Acquisition-related costs (business combinations) amounted to (14)m US dollar related to legal and advisory fees in relation to the acquisition of BeatBox. See Note 6 Acquisitions and disposals of subsidiaries.

Non-underlying net finance income amounted to 2 033m US dollar for the six-month period ended 30 June 2026 (30 June 2025: net finance income of 368m US dollar). See Note 8 Finance expense and income.

Non-underlying share of results of associates amounted to 9m US dollar related to the company’s associate Anadolu Efes for the six-month period ended 30 June 2025. See Note 13 Investments in associates.

All the amounts referenced above are before income taxes. Non-underlying taxes amounted to (18)m US dollar (increase of income taxes) for the six-month period ended 30 June 2026 (30 June 2025 : decrease of income taxes by 17m US dollar). See Note 9 Income taxes.

Non-controlling interest on the non-underlying items amounted to 5m US dollar for the six-month period ended 30 June 2026 (30 June 2025: 5m US dollar).

8. Finance expense and income

The finance expense and income included in the statement of profit or loss are as follows:

For the six-month period ended 30 June Million US dollar	2026	2025

Interest expense	(1 541)	(1 588)
Interest income	284	240
Interest income on Brazilian tax credits	61	63
Net interest income/(expense)	(1 196)	(1 284)
Accretion expense	(376)	(315)
Interest on pensions	(37)	(37)
Accretion expense and interest on pensions	(413)	(351)
Net foreign exchange gains/(losses)	(128)	(161)
Net gains/(losses) on hedging instruments	(240)	(138)
Bank fees, taxes and other financial expense	(139)	(140)
Other financial income	9	29
Other financial results	(498)	(410)

Net finance income/(expense) excluding non-underlying items	(2 107)	(2 046)

Non-underlying finance income/(expense)	2 033	368

Net finance income/(expense)	(74)	(1 678)

In the six-month period ended 30 June 2026, accretion expense included the unwind of discount on payables of 231m US dollar (30 June 2025: 195m US dollar), interest on lease liabilities of 79m US dollar (30 June 2025: 69m US dollar), bond fees and interest on provisions of 48m US dollar (30 June 2025: 37m US dollar), and deferred consideration on acquisitions of 18m US dollar (30 June 2025: 14m US dollar).

Net losses on hedging instruments amounted to 240m US dollar in the six-month period ended 30 June 2026 (30 June 2025: 138m US dollar losses) and were largely related to foreign-currency hedges associated with commodity purchases, deemed operating in nature.

Net foreign exchange losses reached 128m US dollar in the six-month period ended 30 June 2026 (30 June 2025: 161m US dollar) of which approximately half was related to foreign exchange exposures that are deemed operating in nature.

Non-underlying finance income/(expense) included:

●

2 033m US dollar gain resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2025: 339m US dollar gain); and

●	29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries in the six-month period ended 30 June 2025.

Interest expense is presented net of the effects of interest rate derivatives used to hedge AB InBev’s interest rate risk (see Note 19 Risks arising from financial instruments). No interest income was recognized on impaired financial assets.

9. Income taxes

Income taxes recognized in the statement of profit or loss can be detailed as follows:

	$		$
For the six-month period ended 30 June Million US dollar	2026		2025

Current tax expense		(1 743)		(1 576)
Deferred tax (expense)/income		38		172
Total income tax expense in the statement of profit or loss		(1 704)		(1 404)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

	$		$
Million US dollar	2026		2025[1]

Profit/(loss) before tax		8 765		5 972
Deduct share of results of associates		148		135
Deduct non-underlying share of results of associates		—		9
Profit before tax and before share of results of associates		8 617		5 828

Adjustments to the tax basis
Government incentives		(57)		(60)
Non-deductible/(non-taxable) mark-to-market on derivatives		(2 033)		(339)
Other expenses not deductible for tax purposes		705		534
Other non-taxable income		(148)		(348)

Adjusted tax basis		7 084		5 616

Aggregate weighted nominal tax rate		26.4%		26.2%

Tax at aggregated nominal tax rate		(1 871)		(1 471)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)		(2)		(56)
(Underprovided)/overprovided in prior years		16		20
Deductions from interest on equity		148		102
Deductions from goodwill and other tax deductions		331		260
Withholding taxes		(283)		(253)
Other tax adjustments		(43)		(7)

Total tax expense		(1 704)		(1 404)

Effective tax rate		19.8%		24.1%

The total income tax expense for the six-month period ended 30 June 2026 was (1 704) m US dollar compared to (1 404)m US dollar for the six-month period ended 30 June 2025. The effective tax rate was 19.8% for the six-month period ended 30 June 2026 compared to 24.1% for the six-month period ended 30 June 2025.

The 2026 and 2025 effective tax rates were positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB – see Note 7 Non underlying items.

Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for the six-month period ended 30 June 2026 and 30 June 2025 and concluded the impact to be not material.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2026 was 25.7% (30 June 2025: 25.6%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

[1]	Amended to conform to the 2026 presentation.

10. Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2026	31 December 2025

Property, plant and equipment owned	20 867	21 368
Property, plant and equipment leased (right-of-use assets)	2 131	2 297
Total property, plant and equipment	22 998	23 664

	30 June 2026				31 December 2025
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	13 229	42 747	1 011	56 987	51 547
Effect of movements in foreign exchange	182	463	23	669	3 669
Acquisitions	18	367	600	985	2 744
Disposals through sale and derecognition	(3)	(634)	(1)	(638)	(2 644)
Disposals through the sale of subsidiaries	-	-	-	-	(27)
Transfer (to)/from other asset categories and other movements¹	41	962	(946)	57	1 698
Balance at end of the period	13 467	43 906	688	58 060	56 987

Depreciation and impairment losses
Balance at end of previous year	(5 743)	(29 876)	-	(35 619)	(30 252)
Effect of movements in foreign exchange	(52)	(230)	-	(282)	(2 082)
Depreciation	(196)	(1 464)	-	(1 660)	(3 329)
Disposals through sale and derecognition	2	617	-	619	2 572
Disposals through the sale of subsidiaries	-	-	-	-	18
Impairment losses	-	(108)	-	(108)	(456)
Transfer to/(from) other asset categories and other movements[1]	40	(183)	-	(143)	(2 090)
Balance at end of the period	(5 949)	(31 244)	-	(37 193)	(35 619)

Carrying amount
at 31 December 2025	7 486	12 871	1 011	21 368	21 368
at 30 June 2026	7 518	12 661	688	20 867

As of 30 June 2026 and 31 December 2025 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 419m US dollar as of 30 June 2026 compared to 171m US dollar as of 31 December 2025.

AB InBev’s net capital expenditures in the statement of cash flows amounted to 1 360m US dollar in the first six months of 2026 compared to 1 350m US dollar in the first six months in 2025. Out of the total 2026 capital expenditures approximately 25% was used to improve the company’s production facilities while 60% was used for logistics and commercial investments and 15% for the purchase of hardware and software and improving administrative capabilities.

1 The transfer (to)/from other asset categories and other movements relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations, to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies and to other movements.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	30 June 2026

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 427	706	2 131
Depreciation for the six month period ended 30 June	(218)	(159)	(377)

	31 December 2025

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 505	795	2 297
Depreciation for the year ended 31 December	(425)	(318)	(742)

Additions to right-of-use assets in the six-month period ended 30 June 2026 were 200m US dollar (30 June 2025: 169m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11. Goodwill

Million US dollar	30 June 2026	31 December 2025

Acquisition cost
Balance at end of previous year	120 276	112 637
Effect of movements in foreign exchange	1 608	7 634
Acquisitions through business combinations	342	-
Transfers (to)/from other assets categories and other movements¹	(61)	(164)
Hyperinflation monetary adjustments	125	169
Balance at end of the period	122 289	120 276

Impairment losses
Balance at end of previous year	(2 368)	(2 158)
Effect of movements in foreign exchange	(36)	(209)
Transfers (to)/from other assets categories and other movements[1]	61	-
Balance at end of the period	(2 343)	(2 368)

Carrying amount
Balance at end of the period	119 946	117 908

AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2026	31 December 2025

United States	33 672	33 330
Rest of North America	1 884	1 959
Mexico	14 212	13 819
Colombia	17 731	16 277
Rest of Middle Americas	24 255	24 465
Brazil	3 532	3 323
Rest of South America	1 351	1 323
Europe	2 780	2 859
South Africa	9 901	9 796
Rest of Africa	4 608	4 626
China	3 171	3 073
Rest of Asia Pacific	2 849	3 057
Total carrying amount of goodwill	119 946	117 908

12. Intangible assets

	30 June 2026					31 December 2025
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 569	2 595	6 179	104	47 447	44 852
Effect of movements in foreign exchange	295	20	39	8	362	2 242
Acquisitions through business combinations	185	-	-	-	185	13
Acquisitions and expenditures	29	-	241	-	270	1 217
Disposals through sale and derecognition	(57)	(19)	(58)	(4)	(137)	(794)
Transfer (to)/from other asset categories and other movements¹	61	18	66	12	156	(83)
Balance at end of period	39 082	2 614	6 467	121	48 284	47 447

Amortization and impairment losses
Balance at end of previous year	(91)	(1 332)	(3 960)	(79)	(5 462)	(4 818)
Effect of movements in foreign exchange	-	(20)	(25)	(4)	(49)	(432)
Amortization	-	(117)	(385)	(11)	(513)	(974)
Impairment	(57)	(1)	-	-	(58)	(15)
Disposals through sale and derecognition	57	19	58	2	135	779
Transfer to/(from) other asset categories and other movements[1]	-	(17)	(44)	(1)	(62)	(3)
Balance at end of period	(91)	(1 469)	(4 357)	(93)	(6 009)	(5 462)

Carrying value
at 31 December 2025	38 478	1 263	2 219	26	41 985	41 985
at 30 June 2026	38 991	1 145	2 110	28	42 274

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

13. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2026		2025
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance as of 1 January	3 563	60	3 125	214
Effect of movements in foreign exchange	(110)	(16)	347	(99)
Dividends received	(15)	(10)	(72)	(5)
Share of results of associates	77	(3)	59	(1)
Non-underlying share of results of associates	-	-	-	9
Balance as of 30 June	3 516	31	3 459	118

In the six-month period ended 30 June 2025, the non-underlying share of results of associates included 9m US dollar impact from our associate Anadolu Efes following the deconsolidation of its Russia business – see Note 7 Non-underlying items.

Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which the company indirectly holds a 50% equity interest through its subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

In the six-month period ended 30 June 2026, associates that are not individually material contributed 74m US dollar to the share of results of associates (30 June 2025: 77m US dollar).

14. Trade and other receivables

Million US dollar	30 June 2026	31 December 2025

Cash deposits for guarantees	155	144
Loans to customers	5	6
Tax receivable, other than income tax	97	100
Brazilian tax credits and interest receivables	1 422	1 299
Trade and other receivables	346	323
Non-current trade and other receivables	2 026	1 871

Trade receivables and accrued income	5 136	4 261
Interest receivables	93	67
Tax receivable, other than income tax	646	660
Loans to customers	63	52
Prepaid expenses	770	568
Other receivables	695	553
Current trade and other receivables	7 404	6 161

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2026, the total amount of such credits and interest receivables represented 1 422m US dollar (31 December 2025: 1 299m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 30 June 2026 and 31 December 2025 respectively :

	Net carrying amount as of 30 June 2026	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	5 136	4 798	203	123	13	-
Loans to customers	68	68	-	-	-	-
Interest receivables	93	93	-	-	-	-
Other receivables	694	669	10	7	9	-
	5 992	5 628	212	130	22	-

	Net carrying amount as of 31 December 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 261	3 990	202	42	25	3
Loans to customers	58	58	-	-	-	-
Interest receivables	66	64	-	2	-	-
Other receivables	553	532	10	6	6	-
	4 939	4 644	212	50	30	3

The above analysis of the age of financial assets that are past due as of the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2026 amount to 25m US dollar (30 June 2025: 28m US dollar).

AB InBev’s exposure to credit and interest rate risks is disclosed in Note 19 Risks arising from financial instruments.

15. Cash and cash equivalents and investment securities

Cash and cash equivalents

Million US dollar	30 June 2026	31 December 2025
Short-term bank deposits	3 030	6 248
Cash and bank accounts	4 628	5 390
Cash and cash equivalents	7 658	11 638
Bank overdrafts	(29)	(14)
Cash and cash equivalents in the statement of cash flows	7 629	11 623

The cash outstanding as of 30 June 2026 includes restricted cash for an amount of 105 US dollar (31 December 2025: 106m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (77m US dollar).

Investment securities

Million US dollar	30 June 2026	31 December 2025

Investment in equity securities	145	134
Investment in debt securities	20	27
Non-current investments	166	161

Investment in debt securities	353	306
Current investments	353	306

As of 30 June 2026, current debt securities of 353m US dollar mainly represented investments in government bonds (31 December 2025: 306m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16. Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the six-month period ended 30 June 2026:

	$		$
Issued capital	Million shares		Million US dollar
At the end of the previous year		2 019		1 736
Changes during the period		-		-
At the end of the current period		2 019		1 736

Of which:
Ordinary shares		1 797
Restricted shares		222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	68.5	(5 083)	(6 316)
Changes during the period	(20.8)	1 567	(1 439)
At the end of the current period	47.7	(3 516)	(7 755)

As of 30 June 2026, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 47 676 768 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 037 958 restricted shares. As of 30 June 2026, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. As of 30 June 2026, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 30 January 2026 the company reacquired 49.9% minority stake in the company’s US-based metal container plants from a consortium of institutional investors led and/or advised by affiliates of Apollo Global Management Inc. (collectively “Apollo”) for 2.9 billion US dollar.

In the six-month period ended 30 June 2026, Ambev performed a share buyback for an amount of 511m US dollar. The purchases did not impact AB InBev’s profit.

TREASURY SHARES

On 29 October 2025, the Board of Directors approved a share buyback program for an amount of 6 billion US dollar. As of 30 June 2026, AB InBev bought back 23 999 230 shares for a total amount of 1 701m US dollar corresponding to 1.19% of the total shares outstanding.

As of 30 June 2026, the group owned 47 676 768 own shares of which 47 038 407 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 30 June 2026 represented 35 687 517 US dollar (29 082 828 euro) of the subscribed capital.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, the company had stock lending arrangements in place for 26.7 million shares by 31 December 2025.

As of 30 June 2026, the company has fully settled all stock lending arrangements, with all previously borrowed shares returned. Dividend equivalents, net of applicable taxes, attributable to the borrowed shares were recognized in equity as dividend.

DIVIDENDS

On 29 October 2025, an interim dividend of 0.15 euro per share or approximately 296m euro was approved by the Board of Directors. This interim dividend was paid out as of 20 November 2025. On 29 April 2026, in addition to the interim dividend, a final dividend of 1.00 euro per share or 1 972m euro was approved at the shareholders’ meeting, reflecting a total dividend payment for the 2025 fiscal year of 1.15 euro per share or 2 268m euro. The final dividend was paid out as of 11 May 2026.

On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2026, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As of 1 January 2026	(32 076)	390	(954)	(32 641)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 857	-	-	2 857
Cash flow hedges	-	61	-	61
Other comprehensive income/(loss)	2 857	61	-	2 918
As of 30 June 2026	(29 219)	451	(954)	(29 722)

The translation reserves were mainly impacted the effect of the appreciation of the closing rates of the Colombian peso, Mexican peso and Brazilian real and the depreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of 2 857m US dollar as of 30 June 2026 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As of 1 January 2025	(38 670)	490	(1 020)	(39 201)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 694	-	-	2 694
Cash flow hedges	-	(255)	-	(255)
Other comprehensive income/(loss)	2 694	(255)	-	2 439
As of 30 June 2025	(35 976)	235	(1 020)	(36 762)

EARNINGS PER SHARE

The calculation of basic earnings per share (“Basic EPS”) for the six-month period ended 30 June 2026 is based on the profit attributable to equity holders of AB InBev of 6 314m US dollar (30 June 2025: 3 824m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including stock lending) per end of the period, calculated as follows:

	$		$
Million shares	2026		2025

Issued ordinary and restricted shares as of 1 January, net of treasury shares		1 951		1 975
Effect of stock lending		20		27
Effect of delivery of treasury shares and share buyback programs		5		(13)
Weighted average number of ordinary and restricted shares as of 30 June		1 976		1 989

The calculation of diluted earnings per share (“Diluted EPS”) for the six-month period ended 30 June 2026 is based on the profit attributable to equity holders of AB InBev of 6 314m US dollar (30 June 2025: 3 824m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including stock lending) at the end of the period, calculated as follows:

	$		$
Million shares	2026		2025

Weighted average number of ordinary and restricted shares as of 30 June		1 976		1 989
Effect of share options, PSUs and restricted stock units		33		37
Weighted average number of ordinary and restricted shares (diluted) as of 30 June		2 009		2 026

The calculation of Underlying earnings per share (“Underlying EPS”) is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

	$		$
For the six-month period ended 30 June Million US dollar	2026		2025

Profit attributable to equity holders of AB InBev		6 314		3 824
Net impact of non-underlying items on profit (refer to Note 7)		(2 034)		(305)
Profit, attributable to equity holders of AB InBev, before non-underlying items		4 280		3 519
Hyperinflation impacts		35		37
Underlying profit		4 314		3 556

The table below sets out the EPS calculation:

	$		$
For the six-month period ended 30 June Million US dollar	2026		2025

Profit attributable to equity holders of AB InBev		6 314		3 824
Weighted average number of ordinary and restricted shares		1 976		1 989
Basic EPS		3.20		1.92

Profit attributable to equity holders of AB InBev		6 314		3 824
Weighted average number of ordinary and restricted shares (diluted)		2 009		2 026
Diluted EPS		3.14		1.89

Underlying profit		4 314		3 556
Weighted average number of ordinary and restricted shares		1 976		1 989
Underlying EPS		2.18		1.79

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 17m share options were anti-dilutive and not included in the calculation of the dilutive effect per 30 June 2026 (30 June 2025: 25m share options).

17. Interest-bearing loans and borrowings

Million US dollar	30 June 2026	31 December 2025

Unsecured bond issues	67 081	70 199
Lease liabilities	1 606	1 776
Unsecured other loans	208	139
Secured bank loans	12	15
Non-current interest-bearing loans and borrowings	68 908	72 128

Unsecured bond issues	2 280	-
Lease liabilities	630	621
Commercial papers	200	-
Unsecured bank loans	222	178
Unsecured other loans	46	82
Secured bank loans	3	3
Current interest-bearing loans and borrowings	3 381	885

Interest-bearing loans and borrowings	72 288	73 013

As of 30 June 2026, current and non-current interest-bearing loans and borrowings totaled 72.3 billion US dollar, compared to 73.0 billion US dollar as of 31 December 2025.

As of 30 June 2026, the company had 0.2 billion US dollar outstanding balance on commercial papers (31 December 2025: nil). The programs authorize issuances of up to USD 5.0 billion and EUR 3.0 billion, respectively.

Net debt

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

Million US dollar	30 June 2026	31 December 2025

Non-current interest-bearing loans and borrowings	68 908	72 128
Current interest-bearing loans and borrowings	3 381	885
Interest-bearing loans and borrowings	72 288	73 013

Bank overdrafts	29	14
Cash and cash equivalents	(7 658)	(11 638)
Interest-bearing loans granted and other deposits (included within Trade and other receivables)	(117)	(116)
Debt securities (included within Investment securities)	(373)	(333)
Net debt	64 170	60 941

AB InBev’s net debt increased to 64.2 billion US dollar as of 30 June 2026, from 60.9 billion US dollar as of 31 December 2025. In addition to operating results net of capital expenditures, the change in net debt primarily reflects the payment of interest and tax (3.8 billion US dollar), share buybacks by AB InBev and Ambev (1.8 billion US dollar), the reacquisition of the 49.9% minority stake in our US-based metal container plants (2.9 billion US dollar), the acquisition of an 85% controlling stake in BeatBox (0.5 billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (2.6 billion US dollar), and a foreign exchange impact on net debt (0.9 billion US dollar decrease of net debt).

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance as of 1 January 2026	72 128	885
Proceeds from borrowings	80	475
Repayments of borrowings	(34)	(276)
Capitalization/(payment) of lease liabilities	136	(312)
Amortized cost	29	1
Unrealized foreign exchange effects	(763)	(67)
Current portion of long-term debt	(2 671)	2 671
(Gain)/Loss on bond redemption and other movements	1	3
Balance as of 30 June 2026	68 908	3 381

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance as of 1 January 2025	70 720	1 449
Proceeds from borrowings	3 502	565
Repayments of borrowings	(3 424)	(574)
Capitalization/(payment) of lease liabilities	182	(335)
Amortized cost	34	1
Unrealized foreign exchange effects	3 269	156
Current portion of long-term debt	(2 313)	2 313
(Gain)/Loss on bond redemption and other movements	8	4
Balance as of 30 June 2025	71 979	3 578

18. Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month period ended 30 June 2026. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2025.

Share-based payment transactions resulted in a total expense of 270m US dollar for the six-month period ended 30 June 2026, as compared to 309m US dollar for the six-month period ended 30 June 2025.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

In the six-month period ended 30 June 2026, AB InBev issued 1.1m discounted and matching RSUs in relation to bonuses granted to company employees and management (30 June 2025: 2.1m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 91m US dollar (30 June 2025: 128m US dollar).

RSU Plan for Directors

In the six-month period ended 30 June 2026, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2025: 0.1m with an estimated fair value of 4m US dollar).

Other Recurring LTI Restricted Stock Units Plans for Executives

In the six-month period ended 30 June 2026, AB InBev did not issue RSUs under these plans (30 June 2025: 2.9m RSUs with an estimated fair value of 77m US dollar).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

In the six-month period ended 30 June 2026, Ambev issued 9.1m RSUs and PSUs in relation to bonuses and other rewards granted to members of management and other executives with an estimated fair value of 26m US dollar (30 June 2025: 15.1m RSUs and PSUs with an estimated fair value of 32m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In the six-month period ended 30 June 2026, Budweiser APAC issued 7.0m matching RSUs in relation to bonuses granted to company employees with an estimated fair value of 7m US dollar (30 June 2025: 9.2m matching RSUs with an estimated fair value of 10m US dollar).

19. Risks arising from financial instruments

A)  FINANCIAL ASSETS AND LIABILITIES

The table below presents the company’s financial assets and liabilities as of the reporting dates indicated.

	30 June 2026				31 December 2025
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	7 658	-	-	7 658	11 638	-	-	11 638
Trade and other receivables	6 494	-	-	6 494	5 406	-	-	5 406
Investment securities	20	353	145	518	27	306	134	467
Foreign exchange derivatives	-	43	128	171	-	26	38	63
Commodities	-	-	397	397	-	-	439	439
Cross currency interest rate swaps	-	-	361	361	-	-	214	214
Interest rate swaps	-	12	-	12	-	11	-	11
Financial assets	14 173	408	1 032	15 613	17 070	343	825	18 239
Non-current	527	-	457	985	499	-	279	778
Current	13 646	408	575	14 628	16 571	343	546	17 460

Trade and other payables	20 918	556	-	21 474	21 348	241	-	21 589
Non-current interest-bearing loans and borrowings	67 730	1 178	-	68 908	70 938	1 191	-	72 128
Current interest-bearing loans and borrowings	3 381	-	-	3 381	885	-	-	885
Bank overdrafts	29	-	-	29	14	-	-	14
Equity swaps	-	3 206	-	3 206	-	5 481	-	5 481
Foreign exchange derivatives	-	185	501	686	-	127	435	563
Commodities	-	-	107	107	-	-	46	46
Cross currency interest rate swaps	-	-	300	300	-	-	205	205
Interest rate swaps	-	114	-	114	-	102	-	102
Financial liabilities	92 058	5 238	908	98 204	93 184	7 143	686	101 013
Non-current	68 432	1 474	302	70 207	71 678	1 320	183	73 182
Current	23 626	3 764	607	27 996	21 506	5 822	503	27 831

B) INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

	$	$	$	$
30 June 2026	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
US dollar	3.9%	200	5.6%	637
Other	11.4%	458	11.5%	1 213
		659		1 850
Fixed rate
US dollar	5.3%	41 436	5.6%	32 343
Euro	2.7%	27 719	2.6%	28 390
Chinese yuan	3.9%	35	2.7%	2 765
Canadian dollar	4.4%	541	4.3%	2 642
South Korean won	5.1%	31	2.7%	1 931
Mexican peso	13.3%	228	9.6%	828
Pound sterling	2.5%	556	2.9%	35
Other	9.8%	1 115	9.7%	1 535
		71 659		70 468

31 December 2025	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
US dollar	-	-	4.9%	1 193
Other	11.0%	334	10.9%	333
		334		1 527
Fixed rate
US dollar	5.3%	41 499	5.6%	32 965
Euro	2.7%	28 593	2.6%	29 274
Chinese yuan	3.8%	38	2.7%	2 768
Canadian dollar	4.5%	566	4.3%	2 668
South Korean won	5.3%	39	2.7%	2 049
Mexican peso	13.2%	225	13.2%	225
Pound sterling	2.5%	567	2.7%	37
Other	9.6%	1 165	9.5%	1 515
		72 693		71 500

As of 30 June 2026, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as presented above included bank overdrafts of 29m US dollar (31 December 2025: 14m). Of the company’s interest-bearing financial liabilities, 1 850m US dollar or 2.6% bore interest at a variable rate.

C) EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 8 Finance expense and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recognized in the statement of profit or loss.

As of 30 June 2026, an exposure for an equivalent of 90.5m of AB InBev shares was hedged (31 December 2025: 100.5m), resulting in a total gain of 2 033m US dollar recognized in the statement of profit or loss for the period in non-underlying finance income, primarily driven by an increase in AB InBev share price from EUR 54.90 as of 31 December 2025 to EUR 72.66 as of 30 June 2026. As of 30 June 2026, liabilities for equity swap derivatives amounted to 3.2 billion US dollar (31 December 2025: 5.5 billion US dollar).

D)  CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as of 30 June 2026 to be limited.

Exposure to credit risk

Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section A) Financial assets and liabilities.

The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	30 June 2026			31 December 2025
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	5 554	(418)	5 136	4 661	(399)	4 261
Other receivables	1 427	(69)	1 358	1 213	(68)	1 145
Trade and other receivables	6 981	(487)	6 494	5 874	(468)	5 406

There was no significant concentration of credit risks with any single counterparty as of 30 June 2026 and no single customer represented more than 10% of the total revenue of the group in 2026.

Impairment losses

The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2026	31 December 2025
Balance at end of previous year	(468)	(438)
Impairment losses	(25)	(53)
Derecognition	10	64
Currency translation and other	(4)	(40)
Balance at end of period	(487)	(468)

E)  LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditures;

●	Investments in companies;

●	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The table below presents the nominal contractual maturities of the company’s non-derivative financial liabilities including interest payments and derivative liabilities:

	$	$	$	$	$	$	$
	30 June 2026
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 361)	(113 113)	(5 218)	(9 052)	(6 022)	(10 562)	(82 259)
Trade and other payables	(25 633)	(26 007)	(24 662)	(145)	(195)	(248)	(757)
Lease liabilities	(2 236)	(2 504)	(714)	(572)	(385)	(407)	(425)
Secured bank loans	(16)	(19)	(5)	(5)	(5)	(5)	-
Unsecured bank loans	(222)	(222)	(222)	-	-	-	-
Unsecured other loans	(254)	(267)	(47)	(198)	(13)	-	(8)
Commercial papers	(200)	(200)	(200)	-	-	-	-
Bank overdrafts	(29)	(29)	(29)	-	-	-	-
	(97 951)	(142 362)	(31 098)	(9 972)	(6 620)	(11 223)	(83 450)

Derivative financial liabilities
Equity derivatives	(3 206)	(3 206)	(3 206)	-	-	-	-
Foreign exchange derivatives	(686)	(686)	(538)	(51)	(96)	-	-
Cross currency interest rate swaps	(300)	(300)	(70)	(47)	(89)	-	(94)
Interest rate swaps	(114)	(114)	(114)	-	-	-	-
Commodity derivatives	(107)	(107)	(107)	-	-	-	-
	(4 412)	(4 412)	(4 034)	(98)	(185)	-	(94)

Of which: related to cash flow hedges	(510)	(510)	(473)	(27)	(2)	-	(8)

	31 December 2025
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(70 199)	(115 992)	(2 962)	(8 108)	(6 398)	(11 951)	(86 573)
Trade and other payables	(26 324)	(26 547)	(25 410)	(150)	(177)	(277)	(532)
Lease liabilities	(2 397)	(2 706)	(704)	(606)	(448)	(447)	(501)
Secured bank loans	(18)	(23)	(5)	(5)	(4)	(9)	-
Unsecured bank loans	(178)	(178)	(178)	-	-	-	-
Unsecured other loans	(221)	(239)	(84)	(132)	(12)	(2)	(10)
Bank overdrafts	(14)	(14)	(14)	-	-	-	-
	(99 351)	(145 700)	(29 358)	(9 001)	(7 039)	(12 686)	(87 617)

Derivative financial liabilities
Equity derivatives	(5 481)	(5 481)	(5 481)	-	-	-	-
Foreign exchange derivatives	(563)	(563)	(416)	(59)	-	(87)	-
Cross currency interest rate swaps	(205)	(205)	(60)	(51)	(32)	(18)	(44)
Interest rate swaps	(102)	(102)	(102)	-	-	-	-
Commodity derivatives	(46)	(46)	(46)	-	-	-	-
	(6 397)	(6 397)	(6 105)	(111)	(32)	(105)	(44)

Of which: related to cash flow hedges	(460)	(460)	(425)	(24)	-	(5)	(6)

F)  FAIR VALUE

The table below summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	30 June 2026		31 December 2025
Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(41 032)	(41 174)	(41 050)	(41 863)
Euro	(27 020)	(26 465)	(27 854)	(27 187)
Pound sterling	(510)	(455)	(519)	(467)
Canadian dollar	(490)	(453)	(509)	(465)
Other	(372)	(369)	(364)	(362)
	(69 424)	(68 916)	(70 296)	(70 343)

The table below presents the fair value hierarchy, which classifies financial instruments according to the extent to which their valuation relies on observable market inputs:

Fair value hierarchy as of 30 June 2026 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Derivatives at fair value through profit and loss	-	54	-
Derivatives in a cash flow hedge relationship	41	429	-
Derivatives in a net investment hedge relationship	-	417	-
	41	901	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	556
Derivatives at fair value through profit and loss	-	3 390	-
Derivatives in a cash flow hedge relationship	43	467	-
Derivatives in a fair value hedge relationship	-	114	-
Derivatives in a net investment hedge relationship	-	399	-
	43	4 369	556

Fair value hierarchy as of 31 December 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Derivatives at fair value through profit and loss	-	36	-
Derivatives in a cash flow hedge relationship	31	454	-
Derivatives in a net investment hedge relationship	-	207	-
	31	696	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	241
Derivatives at fair value through profit and loss	-	5 609	-
Derivatives in a cash flow hedge relationship	64	396	-
Derivatives in a fair value hedge relationship	-	102	-
Derivatives in a net investment hedge relationship	-	227	-
	64	6 333	241

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the initial measurement, settlement and remeasurement of deferred consideration from prior years acquisitions and the put options as described below.

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 30 June 2026, the put option on the remaining shares held by ELJ was valued at 226m US dollar (31 December 2025: 210m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

As part of the shareholders agreement between AB InBev and Future Proof Brands LLC entered into following the acquisition of an 85% controlling stake in BeatBox in February 2026, a forward-purchase contract was put in place which may result in AB InBev acquiring the remaining 15% shares in BeatBox. The call option is exercisable by AB InBev from 2030 through 2032. If the call option is not exercised, the put option becomes exercisable for a subsequent six-month period. As of 30 June 2026, the put option on the remaining shares held by Future Proof Brands LLC was valued at 202m US dollar and recognized as a non-current deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2026, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 171m US dollar as of 31 December 2025 to 419m US dollar as of 30 June 2026.

As of 30 June 2026, the company has fully settled its stock lending arrangements. For more detail, refer to Note 16 Changes in equity and earnings per share.

21.	Contingencies

The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.

The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.

AMBEV TAX MATTERS

As of 30 June 2026 and 31 December 2025, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2026	31 December 2025

Income tax and social contribution	15 068	13 122
Value-added and excise taxes	5 714	5 236
Other taxes	764	691
	21 546	19 049

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, resulting in the cancellation of tax assessments totaling approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of the time of cancellation. In March 2026, Ambev was notified of a partially favorable decision relating to calendar year 2014, which became final, resulting in the cancellation of a tax contingency totaling approximately 0.2 billion Brazilian real (0.04 billion US dollar).

In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.

In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court. The outcome of the appeal was partially favorable to Ambev, and Ambev intends to appeal the unfavorable portion to the Lower Administrative Court.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 7.1 billion Brazilian real (1.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining assessed tax claim, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 7.9 billion Brazilian real (1.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 1.6 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower

Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 1.1 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill MAG

In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. CRBS filed a defense in January 2023. In November 2023, CRBS received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). CRBS appealed against the unfavorable portion of the decision to the Lower Administrative Court. In October 2025, the Lower Administrative Court rendered an unfavorable decision to CRBS by a tie-vote, confirming the disallowance of goodwill amortization but limiting the applicable penalty to 75%. This decision is not final and is subject to review by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

CRBS has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment.

In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, which became final in March 2026, resulting in the cancellation of the entire tax assessment. In 2024, the Lower Administrative Court also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for the same calendar year. Ambev has filed an appeal with the judicial court.

In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax Authorities challenging the offsets of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision and appealed to the Lower Administrative Court.

In 2026, Ambev received new tax assessments challenging the offset of foreign tax credits for the 2018, 2020 and 2023 calendar years and filed defenses with the First-Level Administrative Court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to calendar years 2015, 2016, 2018 and 2019, Ambev received unfavorable decisions at the Lower Administrative Court. For the tax assessment relating to calendar year 2017, Ambev received a favorable decision at the Lower Administrative Court. None of these decisions are final and appeals have been filed with the Upper Administrative Court by Ambev and the tax authorities, respectively.

For the tax assessment charging isolated fines for calendar year 2020, Ambev received an unfavorable decision at the First-Level Administrative Court and intends to file an appeal before the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 23.6 billion Brazilian real (4.6 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to 2025). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Arosuco received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. In September 2025, the Upper Administrative Court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the Lower Administrative Court.

In April 2026, the Lower Administrative Court rendered a favorable decision to Arosuco, resulting in the cancellation of the tax assessment. This decision became final in July 2026.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases Ambev obtained partially favorable decisions at the First-Level Administrative Court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the First-Level Administrative Court in these cases is subject to mandatory review by the Lower Administrative Court as well.

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained an unfavorable decision at the Lower Administrative Court on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and Ambev appealed the unfavorable portion to the Lower Administrative Court. The Lower Administrative Court did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court, which did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits, and filed an appeal. In April 2026, the Upper Administrative Court declined to accept the appeal on the main merits of the assessment, and Ambev filed a lawsuit to have the matter decided at the judicial level.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 32.8 billion Brazilian real (6.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation

Since 2021, Ambev has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. Ambev has three assessments on this matter for calendar years 2018, 2019 and 2020.

Regarding the 2018 calendar year, Ambev received a partially favorable decision from the First-Level Administrative Court and filed an appeal against the unfavorable portion with the Lower Administrative Court, which is pending judgment.

In November 2024, Ambev received a tax assessment for the 2019 calendar year and received an unfavorable decision from the First-Level Administrative Court. Ambev filed an appeal with the Lower-Administrative Court, which is pending judgment.

In December 2025, Ambev received a tax assessment for the 2020 calendar year and filed a defense with the First-Level Administrative Court, the outcome of which was partially favorable to Ambev. The decision is not final as the favorable portion of the decision is subject to mandatory review by the Lower Administrative Court and Ambev intends to appeal the unfavorable portion of the decision.

Ambev management estimates the possible loss related to these assessments to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”).

With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein and since 2009 have been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

In April 2019, the Brazilian Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, recognizing the right of taxpayers to register IPI presumed credits on acquisitions of raw materials and exempted inputs originating from MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible loss. The cases are being challenged at both the administrative and judicial levels.

Ambev, through its subsidiary Arosuco, has also received tax assessments from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.

Ambev management estimates the possible loss related to these proceedings to be approximately 7.5 billion Brazilian real (1.4 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The assessments comprise several cases at different stages, which are being challenged at both the administrative and judicial levels, with the majority of advanced cases currently pending review before the Superior Court, following unfavorable decisions to Ambev. Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS tax credits

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the MFTZ. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In two of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which are not final and have been appealed to the Upper Administrative Court.

Ambev management estimates the possible losses related to these assessments to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-ST Trigger

Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of the risk of loss from possible to remote in the approximate amount of 0.8 billion Brazilian real (0.2 billion US dollar).

In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to certain of Ambev’s cases relating to these tax assessments, and resulted in a reclassification of the risk of loss from possible to remote in the approximate amount of 1.0 billion Brazilian real (0.2 billion US dollar).

In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately 1.4 billion Brazilian real (0.3 billion US dollar).

Ambev management estimates the total possible loss related to this issue to be approximately 12.5 billion Brazilian real (2.4 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-PRODEPE

Over the years, Ambev has received some tax assessments in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE). In 2015, Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement. There are other cases being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-FAIN

From 2015 to 2019, Ambev received tax assessments in relation to the ICMS tax incentive program of the State of Paraíba (FAIN). The assessments relate to a dispute over the transfer of the tax incentive from Companhia de Bebidas das Américas to its successor Ambev S.A. and different interpretations of the methodology used to calculate the incentive. Ambev is challenging these assessments at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

AB INBEV’S TANZANIAN TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. On 8 June 2026, the Tax Revenue Appeals Board dismissed the case on procedural grounds. TBL has appealed this procedural ruling to the Tax Revenue Appeals Tribunal. There has been no ruling on the substantive merits of the case. No related provision has been made.

AB INBEV’S PERUVIAN TAX MATTERS

AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (0.9 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (0.6 billion US dollar). Backus and San Juan have pre-paid a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice. On 26 March 2026, the AG presented her non-binding opinion on the appeal procedure, advising that she considers that the Belgian excess profit ruling system was a state aid scheme and that the appeals against the European Commission decision should therefore be rejected. The European Court of Justice judgment is pending.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012 in one of the claims, which was not appealed and is now final. Other claims for the calendar years in question, 2011-2015, remain outstanding on appeal.

In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (80 million US dollar) in 2020.

SOUTH KOREAN TAX MATTERS

During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea recorded a 66 million US dollar non-underlying charge relating to a customs audit claim.

During the year ended 31 December 2025, OB recorded a 20 million US dollar non-underlying charge related to these customs audit claims for the remaining audit periods. Accordingly, the aggregate amount of non-underlying charges related to such claims was 86 million US dollar as of 30 June 2026. The claims are being contested.

In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges, and the potential penalty exposure is not expected to be material to AB InBev. On 15 June 2026, as a result of these charges, the National Tax Service issued an order suspending production at two OB breweries for one month each. OB has filed a challenge to this order, which is pending.

As part of a regular course audit by the Korean National Tax Service for the five-year period ending 2024, OB has received assessments totaling approximately 71 million US dollar. OB has filed a challenge to certain of these assessments to the tax tribunal. As of 30 June 2026, OB has paid the full amount of the assessments, pending the challenge and any appeal(s).

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcohol beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22. Related parties

There are no material changes in the company’s related party transactions during the six-month period ended 30 June 2026 as compared to 31 December 2025.

23. Events after the reporting date

None.